 Exhibit 99.3
Press Conference

Infosys Limited

Third Quarter Financial Results Conference Call

January 16, 2025

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

India Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Haripriya Sureban

NDTV Profit

Beena Parmar

The Economic Times

Veena Mani

The Times of India

Reshab Shaw

Moneycontrol

Hritam Mukherjee

Reuters

Jas Bardia

Mint

Sanjana B

The Hindu BusinessLine

Rukmini Rao

Fortune India

Padmini Dhruvaraj

The Financial Express

Sonal Choudhary

Deccan Herald

Rishi Basu

A very good evening everyone and a very happy new year. Thank you for joining Infosys' Third Quarter Financial Results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you today. I typically would have said, one question per media house, should I say that?

With that, I invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi and good afternoon to all of you. Thank you for joining us here in person, a very Happy New Year to each one of you. Our revenue grew 1.7% quarter-on-quarter and 6.1% year-on-year in constant currency terms in Q3.

All verticals and most geographies grew year-on-year. We saw double-digit growth in Europe and India and in our manufacturing business. Large deals were at $2.5 bn, operating margin at 21.3%. Free cash flow for the quarter was at an all-time high of $1.26 bn. Headcount grew by over 5,000 sequentially we are now over 323,000 employees worldwide.

Financial Services in the U.S. continues to grow strongly in this quarter and over the past few quarters. We have seen a revival in European Financial Services during Q3. We are seeing an improvement in Retail and consumer product industry in the US with discretionary pressures easing. Automotive sector in Europe continues to remain slow. In Generative AI, we have built four small language models for banking, for IT operations, for cybersecurity, and broadly for enterprises.

In Generative AI, we are also developing over 100 new agents. These agents are for deployment within our clients, many of them already using agents that we have developed. Based on our strong performance in this quarter and our view for the rest of this financial year, we are revising our revenue growth guidance to growth of 4.5%-5% in constant currency terms. Our operating margin guidance remains unchanged at 20%-22%.

With that, let us open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Ritu Singh, CNBC TV18.

Ritu Singh

Hi, Salil, hi Jayesh, happy new year. Let me just start with that revenue growth that you have posted because Q3 is typically a seasonally weak quarter. The market estimates were about 1% growth, but you have been able to deliver 1.7%. Is the environment significantly better than what you saw three months ago, one, if you could give us a commentary on that.

On raising your revenue guidance to about 4.5%-5%, was in expected lines, but what is the implied growth rate for the fourth quarter then? Are you expecting a de-growth of about 2.5% given these margins that you have given?

Also, your wage hikes, I think last time we asked you and you said, it may happen in the fourth quarter. If that is on track, and what will be the impact on margins once you do undertake that and hiring again has been going up for the last two quarters. How should we read into that?

Again, coming back to your revenue question, if you are expecting a de-growth in the fourth quarter, will you continue the space of hiring? What is the demand outlook? And if I may add, you know, deal wins while they have been steady, they have not really accelerated. If you could give us a sense of what the pipeline looks like from here on? Thank you.

Salil Parekh

So, thanks. I will try and go through the questions and some Jayesh will also answer. On the first, I think the view in Q3, and it was the growth at 1.7%. What we saw was, the last quarter, we had seen discretionary becoming good in Financial Services in the US.

Now this quarter, we have seen Financial Services in Europe also, the discretionary is showing signs of improving. And on Retail and consumer products in the US, it is showing signs of improving. So that, coupled with how we delivered in the quarter was the reason where we changed the guidance to increase.

Now the second, I think, was about if that is the guidance, what is the Q4 and so on? So there, first, as we have always shared, our Q1 and Q2 in a typical financial year are strong. Our Q3, Q4 are typically weak. So that is the sort of seasonality that we see in Q4, nothing more or less. Jayesh will give a little bit more color on some of these points.

On the hiring that you mentioned there, I will say a few words and I will pass it on to Jayesh. We have had a strong hiring in Q3 with this expansion of over 5,000 employees. And we see that based on some of the discretionary, this will continue, but it will have seasonality as we see in our revenue. For the next financial year, we are obviously not giving the growth guidance.

But what we do see is that many of the things we have put in place across the whole company, focus on large deals, focused on small deals, focused on artificial intelligence, making sure, we are doing cost takeout for clients. All of these things combined are helping the company to execute as well as it is doing. So let me pause here, if there is anything else.

Ritu Singh

How much of it was organic? How much inorganic because of the in-tech acquisition that as well?

Jayesh Sanghrajka

So, in-tech, let me just answer that and I will go back to other questions. in-tech was -- last quarter, we had pretty much 2.5 months of in-tech. So, this quarter, the in-tech was roughly around 20 bps in revenue.

Coming back to the other points, if you look at large deals, while the overall large deal number you will see is remaining same, within that, the net new has increased significantly. So last quarter, our net new was 40%. This quarter, our net new is 60%, which means that the large deals per se or the net new TCV of the large deals have gone up 1.5 times between Q2 and Q3. Our large deal pipeline has become stronger as we see, so all of that has led to our increase in guidance, just to add to the points that Salil was making.

Coming to the other question on comp, we had announced earlier that comp will happen in two phases, one phase from 1st January, the other one will happen from 1st of April. We are on-track with that. The first part of the comp is getting rolled out in this quarter and we are working with HR on that. So, the HR team is working on that.

Ritu Singh

The question rather was what will be the impact on margins?

Jayesh Sanghrajka

We do not define the impact on comp, I mean, exact impact on the comp in terms of margins. So, we will have some headwinds coming from the comp in Q4 and Q1 based on it. But broadly, the comp that we are expecting is 6% to 8% in India and the overseas comps will be in line with the earlier comp reviews.

Ritu Singh

I think, Salil, the question on discretionary spends on Hi-Tech, Telecom, some of these areas that you would continue to flag in the last quarter, if the outlook on that is improving? And if the BFSI momentum you expect to continue into the new year?

Salil Parekh

So, on Hi-Tech and on Telecom, we have not seen a change. What we have seen the change is really on Financial Services more in Europe and on Retail consumer products in US, will it continue at this stage? That is what we are seeing in terms of what we saw in Q3. But we will wait and see how it looks beyond.

Rishi Basu

Thank you. The next question is from NDTV Profit, Haripriya.

Haripriya Sureban

Hi, Salil. On the discretionary spending part that you mentioned, is this kind of change that you are seeing only sentimental, or do you see this translating in the upcoming budgets for the companies across the sectors that you mentioned?

And also, with the new administration coming in the US, what is the kind of impact that you are expecting from that? The market expects the stability to bring in a lot more -- budgets to open up a lot more. And also on the employee headcount, the attrition is also rising a little bit more if not gradually as well. So how do we read into that?

And on the margins, what is the kind of impact the cross-currency headwinds have had? There is a lot of movement that has happened in the currency. And also, would there be any furloughs or spillover?

And in the long term, you have had a guidance band for margin and it is there, but also it is quite narrow. And so, in the long term, how is it that you choose to improve on the margin part, given that there is also a margin project improvement that you have?

Salil Parekh

So let me start off with some of them. The first one was on the discretionary. The budgets for our clients will be on a calendar year basis, which will start now. So, we will get a sense in this quarter itself. Our commentary is mainly on what we have seen in Q3 and how the discussions have been going and that seems to indicate the changes that I mentioned.

In terms of the new changes in the US, we will wait and see how it goes. Generally speaking, most people who are the economists and so on have a view that the economy there will do better. That is what our clients are saying, but we will wait and see how it goes. We have a business that works in those growth situations, in the cost situations. So, we are feeling quite confident in terms of the outlook there.

Haripriya Sureban

So, what is the dependency on the H1B visas? Do you see any impact there?

Jayesh Sanghrajka

Yes. I can answer that. So, if you look at over the years, our dependence on H1B visas have reduced significantly. First and foremost, our onsite mix has reduced significantly. We used to be in the 30% rate, but now we are at 24% rate. Within that, our nearshore has increased significantly.

And within the US onsite population that we have, our H1 independent folks are now 60 plus percent. We have now built a pretty resilient model from that perspective. And we are therefore much more confident from where we are versus where we used to be earlier.

Jayesh Sanghrajka

Yes. So, coming back to your other questions – attrition at this point in time has remained at 13.7%, which is one of the lower attritions that we have seen in the last multiple years. It is range-bound and we do not see a challenge there at this point in time. We have already added -- last two quarters, we have added net new employees. And our campus hiring program is also as per our plan. So, we do not really see a challenge there as well.

You had another question on margins. So, if you look at our margins this quarter, we have expanded our margins by 20 basis points during the quarter. And if I just take the puts-and-takes of that, 40 basis points came from currency benefit, both rupee depreciation as well as the cross-currencies. 30 basis points came from a maximus, mainly from the pricing benefit that we got, 20 basis points came from the expected credit loss provisions and lower provisions on post sale customer support, offset partly by higher third-party costs that we had. And the headwind of 70 basis points was furloughs and lower working days and other costs. So that is our margin walk for the quarter.

As we get into the next quarter, we will have headwinds coming from the compensation increase that we have rolled out already. So that would be a headwind. Currency, we will have to see how it pans out at this point in time. Looks like currency will give us some benefit in terms of margin, but we will have to see how the currency progresses through the quarter.

Rishi Basu

Thank you. The next question is from The Economic Times, Beena.

Beena Parmar

Hi. I want to question on the hiring commitment. I think you had committed to 15,000 to 20,000 freshers, is that on track and how much have you hired so far under that? And what is the outlook for the next fiscal? And if you can just give us maybe this calendar year as well, what is the sort of hiring that you are looking at, both freshers and overall hiring?

On the deal momentum, if you could just give us a sense, which sectors are likely to grow in the next two quarters, while financial services is seeing a lot of pickup, could you delve into the other segments as well?

And with the deal cycle closing, a lot of other peers have said that - that is sort of shortening, if you could also give us some sense on how the cycle has been? And how is the large and mega deal pipeline going forward for the next near term, maybe next two quarters?

And the last thing, what sort of impact do you see because of the recent lawsuit that has been made public in one of your court filings, what is the business impact because of that lawsuit? And could you give us some color on the charges because I think some of it is very serious? So that’s it.

Jayesh Sanghrajka

Okay. So, if you look at the headcount, we are on-track in terms of headcount or the fresher hiring this year, we will be hiring 15,000 plus. We are expecting for FY26, at this point-in-time, 20,000 plus fresher hiring. We do not really give our outlook in terms of the lateral hiring, that is dependent on multiple factors, how the demand grows, how the attrition pans out, etc., etc. And it is also a factor that over the years, we have now moved to a very agile hiring model. So, we can pretty much fill this in India in two to three months, onsite in less than a month in terms of the demand. So, we do not really therefore, give out an overview or outlook in terms of the lateral hiring. But in terms of freshers, 15,000 plus for this year and 20,000 next year is what we are looking at this point.

Salil Parekh

In terms of the industry and the next few quarters, as you mentioned, we do not give industry-specific views which are forward. We have that overall guidance, which we have increased. We have given a view more on what we have seen in Q3, and we think that is something that is a good sign because Financial Services, which was strong in the US, is now strong,the discretionary has come back in Europe and with the Retail and consumer products expanding.

Beyond that, Manufacturing still remains slow, and the other industries are at the same place where they were. So that is the way we are looking at it. But incrementally, we see that it is a better situation in Q3 than what we saw in Q2.

In terms of the large deals and the pipeline, our pipeline is strong. We typically do not give the value of it, but it is a strong pipeline with large deals and some mega deals. These are deals we feel good about, given the way that some of the conversions have happened. In terms of the timeline of the closure -- the deal timeline, we have seen essentially similar situation from what we saw in Q2. That is where we are, except, which is not just on the large deals, it is on the discretionary, where in those few industries that I mentioned, the discretionary moves a little bit faster. But the large deal movement is about the same in the pipeline. And in terms of any of the legal things, we have no additional comments here.

Rishi Basu

Thank you. The next question is from the Times of India, Veena.

Veena Mani

Good evening, gentlemen, and happy new year. So, your contribution from the top five clients has dropped to 12.7 from 13.4 a year back and compared to the previous quarter 13.7. What are the reasons for that?

So, the street has been expecting a more nuanced metric for a call out on the gen AI business. So, what would those metrics be for Infosys?

And also, there is a term in the industry called AI washing, where people generally, you use AI to the bare minimum and then give it an AI tag, is that happening? And can you tell me a little bit about that?

And also, is the headcount growth, the same pace going to continue with Generative AI being one of the main things being talked about in the industry? Also, one clarification, you mentioned 6% to 8% in India. So that is the quantum of hike or is that…

Jayesh Sanghrajka

Quantum of hike.

Veena Parmar

That is the quantum of hike. Sure.

Jayesh Sanghrajka

Yes. So, if you look at the contribution from the top five clients, many of them had furloughs this quarter. And this is typically the seasonal quarter from a furlough perspective that has impacted the contribution from the top clients.

Salil Parekh

So, on Generative AI, I think you mentioned AI washing. So, I am not aware of that within Infosys, but you may be aware of that outside with some other companies. We are very clear on what we are doing on Generative AI. The small language model, just as an example, so today we have several discussions with clients, where they would like to use the small language models that we have built.

So how are they built? They are built by using the proprietary data that we have, let us say on banking or on IT operations. It then uses some very standard industry or in this case, a horizontal data. And then the client builds their own into that small language model.

Some clients are asking us to, for them to build a small language model of their own. So, for example, with a telco client, they want to build their own. Let us say company X telco, their own small language model, which we are helping them because we have the platform for it. And this is real Generative AI work that we are doing.

Then you look at agents. So to give you some example, we have built for a client -- this is actual work, not just like a proof of concept where we have built a research agent for a client, a large tech company, where they are now using that in their product area to support how queries are looked at and where their own people and their own customers can look at this, use this agent. And some of the statistics are quite impressive from going from something like 18 days of time to do things to 8 days of time to do things.

So, these are real examples. We see real benefits with clients. Another example of an agent, we built an agent for audit work for a professional services company. There are 3 different agents. They are now helping that company to more efficiently and with fewer errors do what they are doing in their audit activity.

So, the work we are doing in Generative AI, we feel, is leading in the industry. We are very clear in how it is being used across, because these are real projects with clients. Almost every discussion with clients has some element of it. So let us say the overall work is large, but there is always some element of Generative AI in that discussion that we are involved in.

Rishi Basu

Thank you. The next question is from Moneycontrol, Reshab.

Reshab Shaw

Thanks, Rishi. Happy new year, gentlemen, a couple of questions there. So, first of all, on the deal cycles, you highlighted that the North American market is already better but even Europe is getting better. So, on that front, are you seeing these cycles getting shorter and shorter?

Second, on your trainees, the Mysore campus cases now. I think the Forest Department has said the leopard has not been spotted. So, when are trainees going to be back on the campus? I hear that they will be back by 25th or 26th.

Also, Bhupendra, a person who went out on LinkedIn and said a lot of things on the work culture, so what are your views on that?

Salil Parekh

So, first on the deal cycle, so where we have seen for example, the discretionary work coming back, where we talked about Financial Services or Retail in the specific geographies. There, for the discretionary work, things move relatively quickly. But the overall deal cycle, if you look at large deals has remained about the same.

In terms of our Mysore campus, with the sighting of the leopard, we engaged with the Karnataka Forest Department now and made sure that the safety of our employees, and also to make sure there was no harm to the leopard, we have taken all the appropriate steps. In fact, all the employees, we moved them outside the campus.

As of today, the Karnataka Forest Department has had a view where there has been no sighting or signs or whatever indications of the leopard for several days. And now we are in the process of looking at what the next steps will be.

In terms of the employee question that you mentioned, within Infosys, we have a very clear approach to make sure that everyone is treated fairly. We have a well-defined process of looking at how the performance is driven. We have equal opportunity in making sure that everyone gets the benefits of that. And we hold ourselves to this high standard.

Rishi Basu

Thank you.

Reshab Shaw

When will the trainees be back?

Salil Parekh

So, we are now in the process of looking at that update and putting together the next steps for that.

Rishi Basu

Thanks, Reshab. The next question is from Reuters News, Hritam.

Hritam Mukherjee

Hi, gentlemen. Congratulations on a good set of numbers. Sir, I wanted to know what is the latest update on the McCamish Cybersecurity incident? We had a couple of banks coming up saying that they were impacted. If you can give us some color on what is the latest and if there is any estimated impact on top line from that?

And secondly, Mr. Parekh, you gave some comments about the U.S. economy. But I want to ask you if you are feeling particularly confident about Trump's return to Presidency and now that his inauguration is a few weeks away, how do you look at US economy now that Trump is back? That’s all.

Salil Parekh

So, on the first point, we have made several disclosures on that in the past which hold. In addition, the eDiscovery process for that is complete. Recently in December there were six different class action suits that were filed. The court has decided at the end of December to club or join all of them and allow for what is called a mediation process and that is the step that is underway today.

In terms of the US, I think the US market, or the economy has done incredibly well in the past few quarters with the way it has been managed post the COVID situation. And everything we see in terms of what the outlook is especially with what we saw on the inflation and the interest rates, that gives us a view that the US will remain a very good and strong market for us.

Rishi Basu

Thank you. The next question is from Mint, Jas.

Jas Bardia

Good evening. Three questions. If you can just throw a little more light on whether you are seeing deal tenures get shortened. Does this imply that every year you are seeing more deal renewals come up than say in the last 36 months? Then if I look at the sequential figures, the client contribution not just to the top 5, but also to the top 10 and top 25 clients from the top of those clients have been coming down, if you can help me explain that?

And third, are you seeing any sort of a pricing pressure in your conversations with clients going forward? If yes, which businesses are most affected?

Salil Parekh

Let me start with the first one, Jayesh will have some points on the second and the third. On the deal cycles, we do not see a change from Q2 to Q3 as we have seen the market in what we are seeing on the large deals. We do see because the discretionary is slightly better on Financial Services or Retail in different geographies. Those are typically deals which get done a little bit quicker, but if you take the appropriate deals for them, it is remaining the same in that.

Jayesh will handle the other two. I just want to say one thing on pricing. We have some very strong positive momentum in pricing, but Jayesh will share the details.

Jayesh Sanghrajka

Yes, if you look at our margin expansion program, one of the tracks there is value-based selling and that is pricing in a way and that has delivered great results. The nine months over nine months pricing has improved by 3.6%. That is one which has helped us expand margins. If you look at our margin expansion, nine months over nine months has expanded by 30 basis points.

Despite the fact that we had multiple headwinds, headwinds coming from the comp increase that we did last year in November, so full year impact came this year. We had furloughs this quarter. We had impact of increased third-party costs. We had impact coming from an acquisition that we did on account of the amortization of intangibles. So, we have subsumed all of that and despite that, we have been able to increase our margins. One of the reasons is the pricing benefit that we got.

Coming to the next question, you asked about the reduction in revenues in multiple brackets. I think it is the same answer. The furloughs do impact clients across multiple brackets and the clients in top 5 clients do reflect in top 10 and top 20. So that is the main reason of the reduction there.

Rishi Basu

Thank you. The next question is from the Hindu BusinessLine, Sanjana.

Sanjana B

Hello, gentlemen. So, I just wanted to understand what the demand trends are in key verticals like BFSI, Retail, Manufacturing because analysts had estimated that for Q3, BFSI will aid growth while weakness in Manufacturing will weigh on this growth. But this is the opposite for you, where Manufacturing has done better than BFSI. So just wanted to understand how these dynamics played out?

And also, in a previous conversation with the company, I learned that Infosys Cloud arm Cobalt enjoys better margins than your conventional services. But with a lot of focus on AI, I just wanted to understand, do you think Topaz will sort of -- the margins of Topaz will outpace this growth?

And another question, in Q2, you had mentioned that you had a double-digit growth in deals below $50 mn. So, do you see existing and incoming clients shifting their preferences towards smaller deals? Thank you.

Salil Parekh

I will take the second and the third then maybe Jayesh will go on the first one. On the margins, you know for cloud or other things within the company, we typically do not share that externally. So, we have no real view on that. However, the way Jayesh shared a little bit of that, we have a program where we look at margins across the company in different components.

So, all of those things are helping us to make sure that the margin appropriately is growing. And we have an ambition in the long term of having better and better margins. So that is something that we look at, but we do not have this sort of external sharing of the cloud and so on.

Jayesh Sanghrajka

So, if you look at industries, within industries, our Financial Services has continued to grow stronger, especially the US Financial Services. We are seeing revived interest in the European Financial Services. In Retail we are seeing, again, better predictability in terms of US retail, especially the Retail and CPG on back of the better holiday seasons and better client sentiment. So those are the positives that we are seeing.

Manufacturing, while it has delivered double-digit growth, we still continue to see softness in Europe manufacturing, and that continues. Hi-Tech continues to remain soft for us. Communication, similar commentary, we are not seeing any challenge from that perspective.

Coming to geographies, the US has shown positive, year-on-year, grown positive year-on-year after four quarters of decline. Europe, as Salil said earlier, we have now had a double-digit, strong double-digit growth on back of multiple large deals. So overall, we do see those changes in the environment.

The question on smaller TCVs. So overall, smaller deals, the deal pipeline has continued to remain stable. The large deal pipelines have grown, as Salil said earlier. So overall, deal pipelines have become stronger between Q2 and Q3.

Rishi Basu

Thank you. The next question is from Fortune India, Rukmini.

Rukmini Rao

Thank you. Salil, I have three questions. One, if we are to look at the corresponding quarter two fiscals ago, December 31st, 2022, if we are to look at the rate of growth of number of clients in the 1 mn bucket and the 50 mn bucket, it has been the fastest, about 85 and 10 odd clients. How do we read this -- are deals coming only in this kind of bucket now? And the $10 plus mn are the kind of deals that would have come are no longer there or there are fewer in the market itself.

And also, your days of outstanding sale on December 31st, 2022 was about 68 days, which is now up to 74 days, now six days of, I mean, and given that you have an improved cash flow now? Is it a lot of collections that have happened and that is reflecting in the free cash flow?

And third is, given that you have such excellent free cash flow, would it make you guys a lot more adventurous, look for bigger acquisitions, perhaps? Thank you.

Salil Parekh

I will take the first and the third and DSO Jayesh will look at. So, on the buckets of clients, I think the way you looked at it, so we have a strong focus on making sure that all the different levels of clients we expand and some of that is what you are seeing in the data that you referenced. Now, the deal size is a slightly different parameter because the deal size will be like in a specific client, which will be over multiple years. So, part of it will get reflected into one specific year or a quarter or so on.

So, the deal size, as Jayesh was sharing, there is, and even we shared last quarter, we saw a good increase in that smaller deal size, not the large deal only. And then this quarter, as Jayesh shared, we have seen also the larger deal pipeline becoming bigger. So, that is one huge positive that we are seeing in the change of the pipeline in the deal size.

And the earlier point was on the size of our clients. We want to make sure that at all levels, we have an approach that builds up the client because today when a client trusts us with X mn, tomorrow it could be 3x or 5x and that is something that grows year-over-year. And that is part of something we have done internally, which is being reflected from the outside and the numbers.

So, typically there is a progression over time that happens. And part of some of the activities we do inside is to make sure that we share with our clients what other services we have that takes clients from that level to a different level once they become comfortable with it. Now, on the point on having so much cash and being adventurous, I think it is highly unlikely that we all be adventurous.

Jayesh Sanghrajka

Yes. Coming to the DSOs and the cash flow question, if you look at this quarter, we had -- as Salil said earlier, we had one of the highest cash generation, right? And that is on back of the multiple intervention that we have been doing for the last multiple quarters. We have had a razor sharp focus on cash conversion. Our unbilled and unearned has come down significantly in this quarter. Our unbilled minus unearned has come down by $300 mn.

So, typically that first converts into AR and then converts into cash. So, while you see, you know, an AR increase, if you look at AR, net of unbilled and unearned has come down by six days. And that has reflected in our cash flow. Of course, we also had a tax refund, which has helped our cash flow in the nine months. But even after that, adjusted for tax refund, our cash flow for the nine month period has gone up by 50% on a nine month over similar nine months last year.

Rukmini Rao

Will the DSO days get reduced

Jayesh Sanghrajka

As we collect, start collect, that is the endeavor.

Rishi Basu

Thank you, Rukmini. The next question is from the Financial Express, Padmini.

Padmini Dhruvaraj

Hi. So, was your revenue contribution from the rest of the world and 10 mn to 20 mn category customer affected due to dollar appreciation? And so, where is the India growth coming from and why is the rest of the world declining? And are you seeing any challenges in contract renewals with clients seeking expanded project scopes at same price and/or same scopes at reduced values? And is there lumpiness in megadeals because of AI’s fast evolution? And your nine-month margin average is already above 21%. So, is there a particular reason for retaining the guidance?

Salil Parekh

Let me start with some of them first, you can come back to Jayesh. The question around what we do with the margin guidance, I think we will keep the same margin guidance, which is 20 to 22. We are not changing the margin guidance, even as you mentioned, with the nine month outlook. So, what was the one before that?

Rishi Basu

Dollar appreciation.

Salil Parekh

Yes, rest of the world you can do that.

Jayesh Sanghrajka

I will answer that. So, if you look at the rest of the world, the reason of decline in the rest of the world was because we had some one time in the -- last year same quarter, which was the third-party related cost and therefore the revenue that we got out of that. So, that has helped those quarters. Underlying growth has still remained strong for us and we do not see any challenge coming from there.

Padmini Dhruvaraj

Where is the India growth coming from?

Jayesh Sanghrajka

India is a very small segment for us. So, any small change there will show large in percentage terms, but it is a very small segment for us. So, these projects will have some spikes and bottoms with depending on seasonality on those projects.

Padmini Dhruvaraj

(Editor’s comment – audio unclear)

Jayesh Sanghrajka

As I said earlier -- the client segmentation is mainly impacted by furloughs in this quarter.

Rishi Basu

Thank you. The next question is from the Deccan Herald, Sonal.

Sonal Choudhary

Hello gentlemen, congratulations on the result. A few questions here. One of your peers had highlighted that CY'25 will be a better year. How are you looking at it? Also, how have third party or pass through revenues been this quarter? Thirdly, also on the median salary package, if you could shed some light on that, has it increased for freshers? How has it been?

Salil Parekh

So, on the first one, we give our guidance for the financial year. And we have increased our guidance for this financial year even with one quarter outstanding. We do not have a view beyond that, but what we are seeing is a clear change in the discretionary activities in Financial Services, in Retail, and consumer products.

So, it gives us a good confidence that overall we are executing very well within the company and clients are seeing tremendous traction with us. So, we feel that as a positive thing, but we do not have a view which is going beyond this financial year.

Jayesh Sanghrajka

And third-party cost has gone up. This is a seasonal quarter again, where the third-party cost of the percentage of revenue goes up. It is gone up in line of that.

Sonal Choudhary

And also on the median salary package?

Salil Parekh

So on that, we have no change to announce at this stage, no comment on that.

Rishi Basu

Thank you. With that, we come to the end of this press conference. We thank our friends from media for being here today. Thank you, Salil and thank you, Jayesh. Before we conclude, please note that the archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you and please join us for high tea outside.